SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2006
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                                         .]

SIGNATURES
EX-99.1 QUARTERLY REPORT JAN 1 2006 TO JUN 30 2006

POSCO is furnishing under cover of Form 6-K :

Exhibit	99.1:	An English-language translation of Quarterly Report for the period January 1, 2006 to June 30, 2006, submitted to Financial Supervisory Commission of Korea and Korea Stock Exchange. Quarterly Report followed by Non-consolidated financial statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date August 21, 2006	By	/s/ Lee, Dong-Hee
(Signature)*

Name: Lee, Dong-Hee
Title: Executive Vice President

* Print the name and title under the signature of the signing officer.